DIRECT DIAL: 212.451.2307

EMAIL: JSPINDLER@OLSHANLAW.COM

July 13, 2010

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Daniel Morris, Esq.

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Del Global Technologies Corporation
Preliminary Proxy Statement on Schedule 14A
Filed May 14, 2010, as first amended on June 18, 2010
File No. 000-03319

Dear Mr. Morris:

We acknowledge receipt of the letter of comment dated July 7, 2010 from the Staff (the “Comment Letter”) with regard to the above-referenced matter. We have reviewed the Comment Letter with Del Global Technologies Corp. and provide the following supplemental response on its behalf. For your reference, we have enclosed a marked paper copy of Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed on the date hereof. Capitalized terms used herein and not separately defined have the meanings given to them in the Proxy Statement. Our responses are numbered to correspond to your comments.

Proposal No. 1 Amendment to the Company’s Certificate, page 7

1.	We note your response to prior comment 2 and your disclosure on page 7 that the increase in the number of authorized shares of common stock is necessary to complete the contemplated rights offering. We also note that the registration statement to register the rights offering filed June 18, 2010 indicates that the rights will be distributed and exercisable on July 12, 2010, prior to the shareholder meeting currently scheduled for July 27, 2010 to consider increasing the number of authorized shares. Please reconcile.

Response: The Company has changed the date that the rights will be distributed and exercisable to August 31, 2010. The Special Meeting date has been moved to August 10, 2010.

July 13, 2010

We believe that these new dates will allow for the filing of an amendment to the Company’s Certificate of Incorporation to increase the number of authorized shares before any rights are distributed and become exercisable. Revisions to the Proxy Statement and Registration Statement have been made to reflect the new dates.

Proposal No. 2, page 10

2.	In your response to prior comment 4, you state that the reverse/forward stock split will not constitute a going private transaction. Please also confirm, if true, that the reverse/forward stock split is not a part of a series of transactions which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, a going private effect as described in Rule 13e-3 of the Exchange Act.

Response: The Reverse/Forward Stock Split is not a part of any currently contemplated series of transactions which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, a going private effect as described in Rule 13e-3 of the Exchange Act and the Company currently has no plans or intentions to engage in any such transaction or series of transactions.

In connection with responding to the Staff’s comments, a statement by the Company containing the three acknowledgments requested by the Staff is attached hereto.

Please direct your questions or comments regarding the Del Global Technologies Corp.’s responses to the Comment Letter to the undersigned at (212) 451-2307. Thank you for your assistance.

Sincerely,

/s/ Jeffrey S. Spindler

Jeffrey S. Spindler

Enclosure

CC:	Louis Rambo
John J. Quicke

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (“SEC”) relating to Amendment No. 1 to the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed by Del Global Technologies Corp. (the “Company”) on June 18, 2010, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement.

•	The Staff’s comments or changes to disclosure in response to Staff comments in the Proxy Statement do not foreclose the SEC from taking any action with respect to the Proxy Statement.

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Dated: July 13, 2010	DEL GLOBAL TECHNOLOGIES CORP.

	By:	/s/ John J. Quicke

Name: John J. Quicke
Title: President and Chief Executive Officer